               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 2)<F1>

                       PS Financial, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          74437V 10 9
                         (CUSIP Number)
                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 2, 1998
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 8 Pages

CUSIP No. 74437V 10 9
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 68,000
Shares         8.  Shared Voting
Beneficially       Power                             14,000*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             68,000
ing Person     10. Shared Dispositive
with               Power                             14,000*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  82,000*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           3.95%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                             Page 2 of 8 Pages

CUSIP No. 74437V 10 9
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             82,000*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             82,000*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  82,000*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            3.95%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 68,000 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                               Page 3 of 8 Pages

          The Statement on Schedule 13D (the "Statement") of
Jerome H. Davis, with respect to the Common Stock, par value $.01 per share ("Common Stock") of PS Financial, Inc., a Delaware (the
"Company"), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were acquired. Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. The information set forth in Paragraphs (a) and (b) of Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 68,000 shares, representing 3.95 percent of the outstanding shares of Common Stock based on 2,073,708 shares of Common Stock disclosed by the Company as outstanding on January 13, 1998. Of such shares, 68,000 (3.28%) are held in the name of Mr. Davis, and 14,000 (.67%) are held in the name of Mr. and Mrs. Davis.

         (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 68,000 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 14,000 shares of Common Stock jointly owned by him and Mrs. Davis.

              (ii) Subject to the matter referred to in paragraphs
(a) and (b)(i) hereof, Mrs. Davis has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 14,000 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 68,000 shares of Common Stock owned by Mr. Davis."
                       Page 4 of 8 Pages

          B. Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

          "Mr. Davis sold 50,000 shares of Common Stock owned by him and received aggregate consideration of $1,066,969.00, and also directed the sale of 65,000 shares of Common Stock jointly owned by him and Mrs. Davis and received aggregate consideration of $1,397,562.50. A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis since August 18, 1997 (the filing date of Mr. and Mrs. Davis' prior amendment to the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."

          C. Item 5 of the Statement is hereby supplemented by adding paragraph (e) to read in its entirety as follows:

          "On January 7, 1998, Mr. Davis directed the sale of 15,000 shares of Common Stock beneficially owned by him and Mrs. Davis in an open market transaction and as a result thereof they ceased to have five percent (5%) or more of a beneficial ownership interest in the outstanding shares of Common Stock. Currently, Mr. and Mrs. Davis own 3.95% of the outstanding shares of Common Stock."





























                       Page 5 of 8 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    1/13/98        Jerome H. Davis
                     Date           (Signature)

                    1/13/98        Susan B. Davis
                      Date          (Signature)








































                       Page 6 of 8 Pages

                            Schedule A
          Information with Respect to Transactions in the
               Common Stock of PS Financial, Inc. by
                Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome:

1.  12/31/97     (2,000)       $20.625          OTC      *<F4>

2.  1/2/98       (3,000)        21.875          OTC      *<F4>

3.  1/2/98       (5,000)        21.125          OTC      *<F4>

Susan Davis
and Jerome Davis:

4.  1/2/98       (5,000)        21.50           OTC      *<F4>

5.  1/2/98       (5,500)        22.25           OTC      *<F4>

6.  1/2/98       (5,000)        21.875          OTC      *<F4>

7.  1/5/98       (5,000)        22.00           OTC      *<F4>

8.  1/5/98      (10,000)        21.875          OTC      *<F4>

9.  1/5/98       (3,000)        21.875          OTC      *<F4>

Jerome Davis:

10. 1/5/98       (5,000)        21.875          OTC      *<F4>

11. 1/5/98       (5,000)        22.00           OTC      *<F4>

12. 1/5/98      (10,000)        22.0094         OTC      *<F4>



__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr.
     and/or Mrs. Davis.

                       Page 7 of 8 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome Davis
and Susan Davis:

13.  1/6/98      (4,000)       $21.625          OTC      *<F4>

14.  1/6/98      (2,000)        21.625          OTC      *<F4>

15.  1/7/98      (5,000)        21.50           OTC      *<F4>

16.  1/7/98      (5,000)        20.875          OTC      *<F4>

17.  1/7/98      (5,000)        21.625          OTC      *<F4>

Jerome Davis:

18.  1/7/98      (5,000)        21.50           OTC      *<F4>

19.  1/7/98     (15,000)        20.50           OTC      *<F4>

Jerome Davis
and Susan Davis:

20.  1/8/98      (1,000)        20.5625         OTC      *<F4>

21.  1/8/98      (5,000)        20.50           OTC      *<F4>

22.  1/8/98      (4,500)        20.25           OTC      *<F4>





__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN

                       Page 8 of 8 Pages